File pursuant to Rule 253(g)(2)

File Number: 024-12546

SUPPLEMENT NO. 2 DATED MAY 16, 2025

TO OFFERING CIRCULAR DATED JANUARY 6, 2025

Gin & Luck Inc.

This document supplements, and should be read in conjunction with, the Offering Circular filed on Form 1-A of Gin & Luck Inc. (the “Company”), originally filed on December 11, 2024, and amended on January 6, 2025 (the “Offering Circular”), and Supplement to Offering Circular filed on February 21, 2025 (“Supplement No. 1”), relating to the offer and sale by us of 4,991,574 shares of Series C-1 Preferred Stock (the “Shares”). The Offering Circular is available here. Supplement No. 1 is available here. Unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular and Supplement No. 1, including the disclosures incorporated by reference therein.

The purpose of this supplement is to provide:

•	An update to the price at which the Company is offering shares of Series C-1 Preferred Stock, from $1.81044 per share to $2.13 per share, effective May 16, 2025;
•	An update to the maximum number of Series C-1 Preferred Stock being offered, from 4,991,574 shares to 4,939,049 shares;
•	A correction to the number of shares of Series C-1 Preferred Stock outstanding prior to commencement of the offering from 1,636,647 to 1,689,172; and
•	The introduction of a new risk factor relating to the price per share increase.

This supplement includes the attached Current Report on Form 1-U filed by the Company with the SEC on May 16, 2025, which includes an update to the Subscription Agreement, a copy of which may be accessed here.

As a result, the Company amends and restates the following sections and sub-sections of its Offering Circular.

The following information supersedes and replaces the table, supporting notes and footnotes on the cover page of the Offering Circular:

	Price to Public (1)	Underwriting Discount and Commissions (2)	Proceeds to Issuer (3)
Per Share of Series C-1 Preferred Stock	$2.13	$0.09585	$2.03415
Company Transaction Fee per share (4)	$0.07455	$0.01000	$0.06455

Goal Amount with Transaction Fees	$3,104,998.60	$139,724.94	$2,965,273.66
Total Maximum with Transaction Fees (5)	$10,555,304.79	$474,988.72	$10,080,316.07

The Series C-1 Preferred Stock is convertible into Class A Common Stock either at the discretion of the Investor or automatically upon the occurrence of certain events, like the closing of the sale the Common Stock in an initial public offering or the vote of the majority of the holders of the Series C-1 Preferred Stock and the holder of Series A Preferred Stock, Series B Preferred Stock, and Series C-2 Preferred Stock, voting together, to effect such conversion. The total number of shares of Class A Common Stock into which the Series C-1 Preferred Stock may be converted will be determined by dividing the original issue price per share of the Series C-1 Preferred Stock by the conversion price per share of the Series C-1 Preferred Stock. The initial conversion ratio of the Series C-1 Preferred Stock to Class A Common Stock is 1:1, subject to adjustment for stock splits, stock dividends, or other events as provided in the Company’s Second Amended and Restated Certificate of Incorporation, as amended. See “Securities Being Offered” for additional details.

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The Series C-1 Preferred Stock will be subject to “Drag-Along” provisions pursuant to the Voting Agreement all Investors will be required to sign in order to participate in this Offering. Series C-1 Preferred Stockholders may be required to participate in certain future events, including our sale or the sale of significant amount of our assets if (i) a majority of holders of our Common Stock converted or convertible from our Preferred Stock, (ii) the Board of Directors and (iii) and our majority of holders of our then outstanding Common Stock (excluding any Common Stock converted from Preferred Stock) (the “Requisite Parties”) approve the corporate action. Specifically, Investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests. See “Securities Being Offered – Preferred Stock – Drag-Along Rights” and “Securities Being Offered – Common Stock – Drag-Along Rights” for additional details. Assuming the sale of all the Series C-1 Preferred Stock in the Offering, our directors and officers will represent approximately 38.45% of the voting power of our outstanding capital stock following this Offering.

(1)	As of the date of this Supplement No. 2, a total of 1,007,048 shares of Series C-1 Preferred Stock have been sold at a purchase price of $1.81044 per share. Effective May 16, 2025, the purchase price per share increased to $2.13. The rows labeled ‘Price Per Share of Series C-1 Preferred Stock’ and ‘Company Transaction Fee Per Share’ have been updated to reflect this increased price. For reference, the Price Per Share of Series C-1 Preferred Stock and Company Transaction Fee Per Share applicable prior to May 16, 2025 were as follows:

	Price to Public	Underwriting Discount and Commissions (1)	Proceeds to Issuer (2)
Per Share of Series C-1 Preferred Stock	$1.81044	$0.08147	$1.72897
Company Transaction Fee per share (3)	$0.06337	$0.01	$0.05337

(2)	The Company has engaged DealMaker Securities LLC (“Broker”) to serve as its sole and exclusive placement agent to assist in the placement of its securities on a best efforts, non-contingency basis. The Company will pay Broker in accordance with the terms of the Order Form between the Company and Broker, a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The Company has paid Broker a one-time advance of accountable expenses of $20,000.00 for pre-offering analysis as well as monthly advances of accountable expenses of $10,000.00/month not to exceed $30,000.00 to Broker affiliates. Once the Offering commences, the Company will pay Broker affiliates a monthly fee of $10,000 for account management services and an amount equal to 4.5% of all proceeds of the Offering. There is also a supplemental marketing budget of $250,000.00. If the placement agent identifies all the Investors and the maximum number of shares is sold, the total compensation payable to Broker and affiliates shall not exceed $864,988.72. This does not include Transaction Fees (as defined below) paid directly to the Company by Investors. See “Plan of Distribution” for details of compensation to be paid to the placement agent.

(3)	Gin & Luck Inc. expects that the amount of expenses of the Offering that it will pay will be approximately $125,000.00, including professional and compliance fees and other costs of the Offering, not including commissions, marketing costs or state filing fees.

(4)	Investors will be required to pay directly to the Company a transaction fee equal to 3.5% of the investment amount at the time of the Investors’ subscription (the “Transaction Fee”). The Transaction Fee is an additional expense payable by Investors to the Company which covers payment processing and transaction-related costs for each investment. This fee operates as a pass-through expense, meaning that the Company does not profit from it but instead uses the funds to directly offset the actual costs incurred in managing and processing each transaction. It is important to note that this fee is separate from any other fees or expenses associated with the investment and is applied uniformly to all Investors as a condition of participating in the Offering. The Transaction Fee paid by any individual Investor will be included as part of the aggregate purchase price paid by the Investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act. The Offering table shows the effect of this Transaction Fee as if all Investors paid the Transaction Fee equal to 3.5% of the amount invested. See “Plan of Distribution” for additional discussion of this Transaction Fee. Assuming the Offering is fully subscribed and all Investors utilized the Dealmaker platform, and all Investors paid the Transaction Fee equal to 3.5% of the amount invested, Investors would pay the Company total Transaction Fees of $356,942.68. This amount is included in the total maximum offering amount of $10,555,304.79 (the “Total Maximum”) since it counts towards the rolling 12-month maximum offering amount that the Company is permitted to raise under Regulation A. However, it is not included in Proceeds to Issuer Before Expenses.

(5)	This Offering is being made on a “best efforts” basis, which means there is no guarantee that any minimum amount will be sold. The shares are being offered and sold by the Company and through Broker. The Company may undertake one or more closings on a rolling basis, where, after each such closing, funds tendered by Investors are disbursed to the Company and the corresponding shares are delegated to the Investors whose subscriptions were accepted.

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The following information supersedes and replaces the relevant subsections and supporting footnotes within SUMMARY – “The Offering”, page 1:

The Offering

Securities offered:	Maximum of 4,939,049 shares of Series C-1 Preferred Stock[1].

Offering price per share:	$2.13 per share.

Minimum investment:	The minimum investment in this Offering is $1,001.10 or 470 shares of Series C-1 Preferred Stock[2].

Termination of Offering:	The earlier of (1) the date at which the Total Maximum Offering amount has been sold, (2) the date which is one (1) year from this Offering being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by the Company at its sole discretion.

Shares outstanding before the Offering[3]:

Class A Common Stock – 9,999,999

Class B Common Stock – 3,025,002

Class C Common Stock – 1,068,220

Series A Preferred Stock – 3,061,653

Series B Preferred Stock – 6,847,022

Series C-1 Preferred Stock – 1,689,172

Series C-2 Preferred Stock – 754,095

Shares outstanding after the Offering assuming maximum raise[3]:

Class A Common Stock – 9,999,999

Class B Common Stock – 3,025,002

Class C Common Stock – 1,068,220

Series A Preferred Stock – 3,061,653

Series B Preferred Stock – 6,847,022

Series C-1 Preferred Stock – 6,628,221

Series C-2 Preferred Stock – 754,095

__________________________________

1 Holders of our Series C-1 Preferred Stock have limited voting rights compared to holders of our Common Stock pursuant to the Voting Agreement that investors must enter into in order to invest in this Offering. For instance, holders of our Series C-1 Preferred Stock, voting together with the Series A Preferred Stock, Series B Preferred Stock, and Series C-2 Preferred Stock are entitled to vote to elect two (2) directors as designated in such agreement, and the holders of Common Stock exclusively and as a separate class are entitled to elect four (4) directors as designated in such agreement. In addition, Investors in this Offering will be granting the President of the Company a proxy to vote all of such Investor’s shares of stock in the event such an Investor fails to vote or attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Voting Agreement. See “Securities Being Offered” at page 41 for more information on the rights of our Series C-1 Preferred Stock. In addition, the Series C-1 Preferred Stock will be subject to “Drag-Along” provisions pursuant to the Voting Agreement. In some cases, Series C-1 Preferred Stockholders will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests. See “Securities Being Offered – Preferred Stock – Drag-Along Rights” and “Securities Being Offered – Common Stock – Drag-Along Rights” for additional details. Assuming the sale of all the Series C-1 Preferred Stock in the Offering, our directors and officers will represent approximately 38.45% of the voting power of our outstanding capital stock following this Offering.

2The Company will charge each Investor the Transaction Fee of 3.5% of the Investor’s investment amount at the time of purchase, bringing the effective minimum individual purchase amount to $1,036.13, which consists of $1,001.10 plus the Transaction Fee of $35.03.

3Assumes that all still outstanding shares that were originally issued as profits interests when under the Company’s operating agreement when the Company was a limited liability company are no longer subject to a repurchase right.

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The following information supersedes and replaces the relevant subsections within SUMMARY – “The Offering”, page 2:

Use of proceeds:

We estimate that, at a per share price of $2.13 and a previous share price of $1.81044, the net proceeds from the sale of the 4,939,049 shares in this Offering will be approximately $9,578,373.39, after subtracting estimated Offering costs of $356,942.68 in Transaction Fees to the Company, $474,988.72 in commissions and fees to Broker, and fixed professional fees, EDGARization and compliance costs of $145,000.

We intend to use the net proceeds of this Offering for working capital, brand acquisitions, marketing costs, purchase of production equipment and for product research & development. See “Use of Proceeds” for details.

The following information supersedes and replaces the relevant table and supporting footnotes in DILUTION – “Immediate Dilution”, page 13:

	$3,104,998.60	$10,555,304.79
	Raise (1)	Raise (2)
Price per share	$2.13	$2.13
Shares issued (3)	1,559,536	4,939,049
Capital raised	$3,104,998.60	$10,555,304.79
Less: Offering costs	393,399.89	976,931.40
Net Offering proceeds to Company	$2,711,598.71	$9,578,373.39
Net tangible book value pre-financing (4)	$1,523,970	$1,523,970
Share issued and outstanding pre-financing (5)(6)	24,001,896	24,001,896
Shares issued in financing from Company	1,559,536	4,939,049
Post financing shares issued and outstanding	25,561,432	28,940,945
Increase/(decrease) per share attributable to new investors	$0.10221	$0.32013
Net tangible book value per share after Offering	$0.16570	$0.38362
Dilution per share to new investors	$1.64474	$1.42682

________________

(1) The Goal Offering Amount reflects a blended raise amount, consisting of $1,887,011.98 raised from the sale of 1,007,048 shares sold at a price per share of $1.81044 plus the Transaction Fee, together with the remaining amount to be raised under the Goal Offering Amount, consisting of $1,217,986.62 to be raised from the sale of approximately 552,488 shares sold at a price per share of $2.13 plus the Transaction Fee for sales occurring on or after May 16, 2025.

(2) The Maximum Offering Amount reflects a blended raise amount, consisting of $1,887,011.98 raised from the sale of 1,007,048 shares sold at a price per share of $1.81044 plus the Transaction Fee, together with the remaining amount to be raised upon sale of the remaining authorized and unissued shares of Series C-1 Preferred Stock, consisting of $8,668,292.81 to be raised from the sale of approximately 3,932,001 shares sold at a price per share of $2.13 plus the Transaction Fee for sales occurring on or after May 16, 2025.

(3) The “Shares issued” amounts reflect the number of shares that would be issued at both the Goal Amount and Total Maximum raise levels, based on a cumulative total of 1,007,048 shares sold at a price per share of $1.81044, together with projected share issuances of approximately 552,488 shares and approximately 3,932,001 shares, respectively, sold at a price per share of $2.13 for sales occurring on or after May 16, 2025.

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(4) Net tangible book value is calculated as follows:

Total Assets at December 31, 2023	$11,719,842
Less: Intangible assets	355,336
Less: Total liabilities at December 31, 2023	9,840,536
Equals tangible book value pre-financing	$1,523,970

(5) Shares issued and outstanding pre-financing is calculated as follows:

Class A Common Stock outstanding as of December 31, 2023	9,999,999
Class B Common Stock outstanding as of December 31, 2023	3,025,002
Class C Common Stock outstanding as of December 31, 2023	1,858,359
Series A Preferred Stock outstanding as of December 31, 2023	3,061,653
Series B Preferred Stock outstanding as of December 31, 2023	6,847,022
24,001,896

(6) The 24,001,896 shares issued and outstanding pre-financing do not include 2,696,220 shares of Series C-1 Preferred Stock, and 754,095 shares of Series C-2 Preferred Stock, currently issued and outstanding.

The following information supersedes and replaces the first paragraph of PLAN OF DISTRIBUTION – “Plan of Distribution”, page 15:

Plan of Distribution

The Company is offering up to 4,939,049 shares of Series C-1 Preferred Stock (representing $10,555,304.79 in proceeds) on a “best efforts” basis. The minimum investment is $1,001.10 plus the Transaction Fee of $35.03 at the time of purchase, bringing the effective minimum individual purchase amount to $1,036.13.

The following information supersedes and replaces the entirety of PLAN OF DISTRIBUTION – “Commissions and Discounts”, page 16:

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this Offering:

	Per Share
Public offering price	$2.13
Company Transaction Fee per share	$0.07455	(1)
Per Share Price plus Transaction Fee	$2.20455
Placement Agent commissions	$0.09920	(2)
Proceeds, before expenses, to us	$2.10535

(1) The Company will charge you a non-refundable Transaction Fee equal to 3.5% of the amount you invest at the time you subscribe for our securities, which is applied to the total value of the Securities purchased, and rounded to the nearest whole cent. For example, with the minimum investment, 470 shares are purchased at $2.13, totaling $1,001.10, and then the Transaction Fee ($35.03) is added to arrive at the total of $1,036.13.

(2) Broker will receive commissions of 4.5% of the Offering proceeds, including on the Transaction Fee.

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The following information supersedes and replaces the last sentence of PLAN OF DISTRIBUTION – “Administrative and Compliance Related Functions”, page 16:

The maximum fee for the services provided by Broker is $494,988.72.

The following information supersedes and replaces the last sentence of PLAN OF DISTRIBUTION – “Marketing and Advisory Services”, page 17:

In the event of a fully subscribed offering, total compensation payable to Broker and affiliates shall not exceed $864,988.72 (8.195%).

The following information supersedes and replaces the relevant sections of USE OF PROCEEDS TO ISSUER, page 21:

Assuming a maximum raise of $10,555,304.79, the net proceeds of this Offering would be approximately $9,578,373.39 after subtracting estimated Offering costs, including to the Company in Transactions Fees, Broker in commissions and fees, audit fees, EDGARization fees and legal fees. The Company plans to use these proceeds as follows:

•	Approximately $2,250,000.00 on expansion in existing markets through the opening of three (3) new brick & mortar cocktail lounges with each estimated opening budgeted around $750,000.00 with a strategy to secure leases at discounted prices and with minimal build out or renovation needs, as well as working with developers to subsidize a large portion of each project’s opening costs.
•	Approximately $950,000.00 on our expansion through the opening of two (2) new Close Company locations in Nashville and Atlanta.
•	Approximately $1,250,000.00 toward the acquisition of an additional hotel property for Midnight Auteur Hotel Group.
•	Approximately $250,000.00 toward the opening of Death & Co Seattle.
•	Approximately $2,638,624.39 for working capital and operation funds.
•	Approximately $2,239,749.00 to pay off short term debt.

(1) The portion of the proceeds used for short term debt will go to repay the Spurgeon Note, the Black Olive Rev Purchase, the DK Promissory Note, the W. Schlacks Note, the December 2023 Promissory Note, and the DK & JG Promissory Note, each of which is detailed in the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information. As of the date of this filing, the principal and interest balance is $2,239,749.00. The Company intends to fully repay all referenced loans. However, if full repayment becomes impractical, repayment will follow the order in which the notes are listed above.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

The following information supersedes and replaces the relevant sections of the chart and footnote 4 of SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS, page 39:

Officers and directors as a group (6)	Common Stock and Series A Preferred Stock	8,732,062 shares of Class A Common Stock, 2,610,605 shares of Class B Common Stock, 534,167 shares of Class C Common Stock, 1,137,528 shares of Series A Preferred Stock, 137,468 shares of Series B Preferred Stock	-0-	83.68% of Common Stock 10.32% of Preferred Stock
William D. Spurgeon Living Trust dated June 6, 2013(7)	Series A Preferred Stock	1,137,528 shares of Series A Preferred Stock, 137,468 shares of Series B Preferred Stock	-0-	10.32% of Preferred Stock

_________________________

(4)	Percent of class calculations are based on 14,193,221 shares of Common Stock outstanding (assuming the exercise of that certain warrant for 100,000 shares of Class A Common Stock), 3,061,653 shares of Series A Preferred Stock, 6,847,022 shares of Series B Preferred Stock, 1,689,172 shares of Series C-1 Preferred Stock, and 754,095 shares of Series C-2 Preferred Stock outstanding as of as of January 6, 2025.

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The following information supersedes and replaces the first paragraph under SECURITIES BEING OFFERED – “General”, page 41:

The Company is offering Series C-1 Preferred Stock to investors in this Offering. The Series C-1 Preferred Stock may be converted into the Common Stock of the Company at the discretion of each investor, or automatically upon the occurrence of certain events, like an Initial Public Offering or the agreement of holders of Series A Preferred Stock, Series B Preferred Stock, Series C-1 Preferred Stock, and Series C-2 Preferred Stock voting together. As such, under this Offering Statement, of which this Offering Circular is part, the Company is qualifying up to 4,939,049 shares of Series C-1 Preferred Stock and up to 4,939,049 shares of Class A Common Stock into which the Series C-1 Preferred Stock may convert.

The section titled RISK FACTORS in the Offering Circular, is qualified by reference to the following additional risk factor:

Investors may not receive a liquidation preference equal to their purchase price.

Effective May 16, 2025, the Company increased the purchase price of its Series C-1 Preferred Stock from $1.81044 per share to $2.13 per share. However, the Company has not amended its certificate of incorporation to either establish a new series or sub-series of Series C-1 Preferred Stock or otherwise revise the liquidation preference provisions to reflect this higher purchase price. As a result, all holders of Series C-1 Preferred Stock – regardless of the price at which they acquired their shares – will receive liquidation proceeds on equal terms share, based upon the original issue price of $1.81044 currently set forth in the certificate of incorporation.

Accordingly, in the event of a liquidation, deemed liquidation event, or upon a conversion of Series C-1 Preferred Stock into Common Stock, investors who purchase shares at the increased price of $2.13 may not receive a return of their full investment. Instead, such investors may receive proceeds based only on the original issue price of $1.81044 per share as stated in the Company’s certificate of incorporation. This discrepancy may materially and adversely affect the financial return of these investors. Prospective investors should carefully consider this risk before making an investment decision.

The date of this Supplement No. 2 to the Offering Circular is May 16, 2025.

CURRENT REPORT ON FORM 1-U

(See attached)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 16, 2025

(Date of Report (Date of earliest event reported))

Gin & Luck Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-0906953
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3756 W. AVENUE 40, SUITE K #278, LOS ANGELES, CALIFORNIA	90065
(Address of principal executive offices incorporation)	(ZIP Code)

(213) 613-0464

(Registrant's telephone number, including area code)

Series C-1 Preferred Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Share Price Increase

On May 12, 2025, the Company’s board approved an increase in the Company’s offering price per share from $1.81044 to $2.13. The updated price reflects relevant market considerations and will apply to all subscriptions submitted on or after May 16, 2025. The Company may adjust the price per share from time to time in its discretion, and any such future changes will be disclosed in subsequent reports as required under Regulation A.

Revised Subscription Agreement

On May 12, 2025, the Company’s board approved an increase in the Company’s offering price per share from $1.81044 to $2.13. In connection with this adjustment, the Company has adopted a revised form of subscription agreement, which reflects the updated share price and will be used for all future subscriptions. The revised subscription agreement supersedes all prior versions of the agreement. All new subscriptions submitted on or after May 16, 2025 will be completed using this revised agreement.

A copy of the revised subscription agreement is attached as Exhibit 4.1 hereto.

Exhibit Index

Exhibit	Description
4.1	Revised Subscription Agreement

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gin & Luck Inc.

By:	David Kaplan
Its:	Chief Executive Officer

By:	/s/ David Kaplan
Name:	David Kaplan
Title:	Chief Executive Officer

Date:  May 16, 2025

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